Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES COMPLETION OF BOUGHT DEAL PUBLIC OFFERING OF $46 MILLION

VANCOUVER, BC, April 30, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce that it has completed its previously announced bought deal public offering (the "Offering") of 24,210,526 common shares of the Company (the "Common Shares") at a price of $1.90 per Common Share for gross proceeds of $45,999,999.40, including the full exercise of the over-allotment option.

The Offering was completed pursuant to an underwriting agreement dated April 16, 2024 entered into between the Company and a syndicate of underwriters led by Eight Capital, and including Cormark Securities Inc., National Bank Financial Inc., Raymond James Ltd., BMO Capital Markets, Canaccord Genuity Corp., CIBC World Markets Inc., H.C. Wainwright & Co., LLC, RBC Dominion Securities Inc., Echelon Wealth Partners Inc. and Haywood Securities Inc. (the "Underwriters"). In connection with the Offering, the Company paid the Underwriters a cash commission equal to 5.0% of the gross proceeds, other than on sales of an aggregate of 358,000 Common Shares to purchasers on a president's list.

The net proceeds from the sale of the Common Shares are expected to be used to advance permitting and engineering activity at the Company's Casino Project in the Yukon and for general corporate and working capital purposes.

The Offering was completed by way of a short form prospectus (the "Prospectus") filed in all of the provinces of Canada, except Québec, and in the United States pursuant to a prospectus filed as part of a registration statement on Form F-10 (the "Registration Statement") under the Canada/U.S. multi-jurisdictional disclosure system. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The Prospectus is available on SEDAR+ at www.sedarplus.ca. The Registration Statement is available on EDGAR at www.sec.gov.

Certain directors of the Company (the "Insiders") participated in the Offering and were issued an aggregate of 110,000 Common Shares. The Insiders' participation in the Offering constitutes a "related party transaction" as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("61-101"). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements contained in sections 5.5(a) and 5.7(1)(a) of 61-101 in respect of the Offering as neither the fair market value of the securities issued to the Insiders nor the consideration paid by the Insiders for such securities exceed 25% of the Company's market capitalization. The Company will file a material change report in respect of the Offering. However, the Company did not file a material change report 21 days prior to closing of the Offering as the participation of insiders of the Company in the Offering had not been confirmed at that time.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino Project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning the use of proceeds from the Offering and the filing of a material change report in respect of the Offering. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The material factors or assumptions used to develop forward-looking statements include, but are not limited to, the assumptions that all regulatory approvals of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be satisfied in a timely manner; and that market or business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient capital in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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